SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Xueda Education Group
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

98418W992
(CUSIP Number)

Scott A. Arenare, Esq.
Managing Director and General Counsel
Warburg Pincus LLC
450 Lexington Avenue
New York, New York 10017
(212) 878−0600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Maurice Hoo, Esq. Orrick, Herrington & Sutcliffe 43/F, Gloucester Tower, The Landmark 15 Queen's Road Central, Hong Kong +852-2218-9100

November 5, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98418W992
1.	Names of Reporting Persons.
WP X Investments IV Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Cayman Islands
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
12,124,000*
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
12,124,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
12,124,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11)
8.8%
14.	Type of Reporting Person (See Instructions)
CO

* Such amount includes 1,000,000 American Depositary Shares ("ADS") of Xueda Education Group (the "Company").  Each ADS represents two Ordinary Shares of the Company.

CUSIP No. 98418W992
1.	Names of Reporting Persons.
Warburg Pincus Private Equity X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Delaware
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
11,748,156*
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
11,748,156*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
11,748,156*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11)
8.5%
14.	Type of Reporting Person (See Instructions)
PN

* Such amount includes 969,000 American Depositary Shares ("ADS") of Xueda Education Group (the "Company").  Each ADS represents two Ordinary Shares of the Company.

CUSIP No. 98418W992
1.	Names of Reporting Persons.
Warburg Pincus X Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Delaware
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
375,844*
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
375,844*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
375,844*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11)
Less than 1%
14.	Type of Reporting Person (See Instructions)
PN

* Such amount includes 31,000 American Depositary Shares ("ADS") of Xueda Education Group (the "Company").  Each ADS represents two Ordinary Shares of the Company.

CUSIP No. 98418W992
1.	Names of Reporting Persons.
Warburg Pincus X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Delaware
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
12,124,000*
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
12,124,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
12,124,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11)
8.8%
14.	Type of Reporting Person (See Instructions)
PN

* Such amount includes 1,000,000 American Depositary Shares ("ADS") of Xueda Education Group (the "Company").  Each ADS represents two Ordinary Shares of the Company.

CUSIP No. 98418W992
1.	Names of Reporting Persons.
Warburg Pincus X LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Delaware
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
12,124,000*
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
12,124,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
12,124,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11)
8.8%
14.	Type of Reporting Person (See Instructions)
OO

* Such amount includes 1,000,000 American Depositary Shares ("ADS") of Xueda Education Group (the "Company").  Each ADS represents two Ordinary Shares of the Company.

CUSIP No. 98418W992
1.	Names of Reporting Persons.
Warburg Pincus Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
New York
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
12,124,000*
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
12,124,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
12,124,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11)
8.8%
14.	Type of Reporting Person (See Instructions)
OO

* Such amount includes 1,000,000 American Depositary Shares ("ADS") of Xueda Education Group (the "Company").  Each ADS represents two Ordinary Shares of the Company.

CUSIP No. 98418W992
1.	Names of Reporting Persons.
Warburg Pincus & Co.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
New York
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
12,124,000*
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
12,124,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
12,124,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11)
8.8%
14.	Type of Reporting Person (See Instructions)
PN

* Such amount includes 1,000,000 American Depositary Shares ("ADS") of Xueda Education Group (the "Company").  Each ADS represents two Ordinary Shares of the Company.

CUSIP No. 98418W992
1.	Names of Reporting Persons.
Warburg Pincus LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
New York
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
12,124,000*
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
12,124,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
12,124,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11)
8.8%
14.	Type of Reporting Person (See Instructions)
OO

* Such amount includes 1,000,000 American Depositary Shares ("ADS") of Xueda Education Group (the "Company").  Each ADS represents two Ordinary Shares of the Company.

CUSIP No. 98418W992
1.	Names of Reporting Persons.
Charles R. Kaye
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
United States of America
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
12,124,000*
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
12,124,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
12,124,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11)
8.8%
14.	Type of Reporting Person (See Instructions)
IN

* Such amount includes 1,000,000 American Depositary Shares ("ADS") of Xueda Education Group (the "Company").  Each ADS represents two Ordinary Shares of the Company.

CUSIP No. 98418W992
1.	Names of Reporting Persons.
Joseph P. Landy
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
United States of America
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
12,124,000*
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
12,124,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
12,124,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11)
8.8%
14.	Type of Reporting Person (See Instructions)
IN

* Such amount includes 1,000,000 American Depositary Shares ("ADS") of Xueda Education Group (the "Company").  Each ADS represents two Ordinary Shares of the Company.

Item 1.    Security and Issuer

This statement on Schedule 13D (the "Schedule 13D") relates to the ordinary shares, par value $0.0001 per share (the "Ordinary Shares"), of Xueda Education Group, a Cayman Islands company (the "Company "), and is being filed pursuant to Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").  American Depositary Shares (each an "ADS") of the Company are listed on the New York Stock Exchange under the symbol "XUE".   Each ADS represents two Ordinary Shares.  The principal executive offices of the Company are located at A-4 Xibahe Beili, Chaoyang District, Beijing F4 100028, People's Republic of China.

Item 2.    Identity and Background

(a)           This Schedule 13D is being filed by (i) WP X Investments IV Ltd., a Cayman Islands company ("WP X LTD") and a wholly owned subsidiary of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership ("WP X") and Warburg Pincus X Partners, L.P., a Delaware limited partnership ("WPP X" and together with WP X, the "Funds"), (ii) WP X, (iii) WPP X, (iv) Warburg Pincus X, L.P., a Delaware limited partnership and the sole general partner of each of the Funds ("WP X LP"), (v) Warburg Pincus X LLC ("WP X LLC"), a New York limited liability company and the sole general partner of WP X LP, (vi) Warburg Pincus Partners, LLC ("WPP LLC"), a New York limited liability company and the sole member of WP X LLC, (vii) Warburg Pincus LLC, a New York limited liability company that manages each of the Funds ("WP LLC"), (viii) Warburg Pincus & Co. ("WP"), a New York general partnership and the managing member of WPP LLC, and Messrs. (ix) Charles R. Kaye and (x) Joseph P. Landy, each a Managing General Partner of WP and Co-President and Managing Member of WP LLC (Mr. Kaye, Mr. Landy, WP X LTD, WP X, WPP X, WP X LP, WP X LLC, WPP LLC, WP LLC and WP collectively being referred to as the "Reporting Persons").  The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act (the "Joint Filing Agreement"), dated November 12, 2010, is attached hereto as Exhibit A.

(b)           The address of the principal business and principal office of each of the Reporting Persons, other than WP X LTD is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017.  The address of the principal business and principal office of WP X LTD is c/o Warburg Pincus Asia Ltd, 8th Floor, Newton Tower, Sir William Newton Street, Port Louis, Mauritius.  The general partners of WP and the members of WP LLC, and their respective business addresses, are set forth on Schedule I hereto, which is incorporated herein by reference.

(c)           The principal business of WP X LTD is that of investment holding.  The principal business of the Funds is that of making private equity and related investments.  The principal business of WP is acting as the managing member of WPP LLC.  The principal business of WPP LLC is acting as general partner to certain private equity funds and as the sole member of WP X LLC.  The principal business of WP X LLC is acting as general partner of WP X LP.  The principal business of WP X LP is acting as general partner of the Funds.  The principal business of WP LLC is managing certain private equity funds, including the Funds.  The principal business of each of Messrs. Kaye and Landy is acting as a Managing General Partner of WP and a Co-President and Managing Member of WP LLC.  The principal occupation of each of the general partners of WP and the members of WP LLC is set forth on Schedule I hereto, which is incorporated herein by reference.

(d)           During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the general partners, members or directors named on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the partners, members and managing directors named on Schedule I, have been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           WP X LTD is a company incorporated under the laws of the Cayman Islands.  WP X, WPP X and WP X LP are each limited partnerships organized under the laws of the State of Delaware.  WPP LLC and WP LLC are each limited liability companies organized under the laws of the State of New York, and WP X LLC is a limited liability company organized under the laws of the State of Delaware. WP is a general partnership organized under the laws of the State of New York.  Messrs. Kaye and Landy are citizens of the United States of America and, except as otherwise indicated on Schedule I hereto, each of the individuals referred to on Schedule I hereto is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration

On November 5, 2010, pursuant to the subscription agreement (the "Subscription Agreement") dated October 20, 2010 by and between WP X LTD and the Company, the Company sold and issued to WP X LTD 7,124,000 Ordinary Shares at a purchase price of $4.75 per Ordinary Share in a private placement.

On November 5, 2010, pursuant to the shares purchase agreement (the "Shares Purchase Agreement") dated October 20, 2010 by and among WP X LTD and Goodor Corporation, WP X LTD purchased 3,000,000 Ordinary Shares of the Company at a purchase price of $4.75 per Ordinary Share from Goodor Corporation.

A copy of the Subscription Agreement and the Shares Purchase Agreement are attached hereto as Exhibit B and Exhibit C, respectively. The description of the abovementioned documents contained herein is qualified in its entirety by reference to Exhibit B and Exhibit C, which are incorporated herein by reference.

In addition, on November 5, 2010, WP X LTD purchased 1,000,000 ADSs representing 2,000,000 Ordinary Shares of the Company in the Company's initial public offering at a purchase price of $9.50 per ADS, or $4.75 per Ordinary Share.

Upon the closing of the transactions described above, WP X LTD holds an aggregate of 12,124,000 Ordinary Shares of the Company (including 2,000,000 Ordinary Shares represented by ADSs), representing 8.8% of the Company's total outstanding Ordinary Shares as of November 5, 2010.  All of the funds required to acquire the Ordinary Shares were obtained from the working capital of each of the Funds, which in turn was obtained from capital contributions from the respective limited partners of the Funds. The total amount of funds paid by WP X LTD to purchase the securities of the Company purchased on November 5, 2010 as described herein was $57,589,000.

Item 4.    Purpose of Transaction

The acquisition by WP X LTD of the Ordinary Shares as described herein was effected because of the belief that the Ordinary Shares represent an attractive investment.  WP X LTD beneficially owns, and the Reporting Persons may be deemed to beneficially own, the Ordinary Shares as an investment.  Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional Ordinary Shares or engage in discussions with the Company concerning future acquisitions of shares of its capital stock.  Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Company or otherwise.  The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of the Company's capital stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Company.

Subscription Agreement

The description of the Subscription Agreement set forth in Item 3 is hereby incorporated by reference in this Item 4.  WP X LTD also agreed to enter into a lock-up agreement with the lead underwriters of the initial public offering.  The terms of such lock-up agreement are described below.

Shares Purchase Agreement

The description of the Shares Purchase Agreement set forth in Item 3 is hereby incorporated by reference in this Item 4.

Investor and Registration Rights Agreement

On October 20, 2010, WP X LTD and the Company entered into an Investor and Registration Rights Agreement (the "Investor and Registration Rights Agreement"), a copy of which is attached as Exhibit D hereto.  Pursuant to the Investor and Registration Rights Agreement, WP X LTD is entitled to appoint one director to the Company's board of directors (the "Board") so long as WP X LTD, together with its affiliates (as defined in the Rule 405 under the Securities Act of 1933) remains the beneficial owner of at least 5% of the Company's outstanding voting securities.

Pursuant to the Investor and Registration Rights Agreement, the Company agreed to provide WP X LTD with certain registration rights in respect of the Ordinary Shares held by WP X LTD.

The description of the Investor and Registration Rights Agreement contained herein is qualified in its entirety by reference to Exhibit D, which is incorporated herein by reference.

Lock-Up Agreement

On November 1, 2010, WP X LTD entered into an Amended Lock-Up Agreement addressed to Goldman Sachs (Asia) L.L.C. as representative of the underwriters of the initial public offering (the "Lock-Up Agreement"), a copy of which is attached as Exhibit E hereto.  Pursuant to the Lock-Up Agreement, WP X LTD agreed, subject to certain limited exceptions, for a period of 180 days after November 5, 2010, not to sell, transfer or otherwise dispose of, and not to announce an intention to sell, transfer or otherwise dispose of Ordinary Shares acquired by WP X LTD pursuant to the Subscription Agreement, the Shares Purchase Agreement and the ADSs purchased in the initial public offering without the prior written approval of Goldman Sachs (Asia) L.L.C.

The description of the Lock-Up Agreement contained herein is qualified in its entirety by reference to Exhibit E, which is incorporated herein by reference.

Additional Disclosure

Except as set forth above in this Schedule 13D, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons set forth on Schedule I, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer

(a)           The percentages used herein are calculated based upon the 138,328,640 Ordinary Shares that were outstanding as of November 5, 2010.

WP X LTD is the direct owner of 12,124,000 Ordinary Shares, representing approximately 8.8% of the outstanding Ordinary Shares.  WP X is the indirect owner of 11,748,156 Ordinary Shares, representing approximately 8.5% of the outstanding Ordinary Shares. WPP X is the indirect owner of 375,844 Ordinary Shares, representing approximately 0.3% of the outstanding Ordinary Shares.  Accordingly, as of November 5, 2010, the Funds may be deemed to beneficially own an aggregate of 12,124,000 Ordinary Shares, representing approximately 8.8% of the outstanding Ordinary Shares.

Due to their respective relationships with the Funds and each other, each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 12,124,000 Ordinary Shares.  Each of WP, WPP LLC, WP LLC, WP X LLC, WP X LP, Mr. Kaye and Mr. Landy disclaim beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all of the Ordinary Shares.

(b)           Each of the Reporting Persons is deemed to share with WP X LTD and the Funds the power to vote or to direct the vote and to dispose or to direct the disposition of 12,124,000 Ordinary Shares.

(c)           Except for the transactions described in Items 3 and 4 above, no other transactions in the Ordinary Shares were effected by the Reporting Persons or any persons set forth on Schedule I hereto during the sixty days before the date of this Schedule 13D.

(d)           Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Ordinary Shares is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)           Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into the Joint Filing Agreement, attached hereto as Exhibit A, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto.

The Subscription Agreement is described in Item 3 and Item 4 above, such summary being incorporated in this Item 6 by reference.  The summary of the Subscription Agreement in this Schedule 13D is qualified in its entirety by reference to the Subscription Agreement, a copy of which is attached hereto as Exhibit B.

The Shares Purchase Agreement is described in Item 3 and Item 4 above, such summary being incorporated in this Item 6 by reference.  The summary of the Shares Purchase Agreement in this Schedule 13D is qualified in its entirety by reference to the Shares Purchase Agreement, a copy of which is attached hereto as Exhibit C.

The Investor and Registration Rights Agreement is described in Item 4 above, such summary being incorporated in this Item 6 by reference.  The summary of the Investor and Registration Rights Agreement in this Schedule 13D is qualified in its entirety by reference to the Investor and Registration Rights Agreement, a copy of which is attached hereto as Exhibit D.

The Lock-Up Agreement is described in Item 4 above, such summary being incorporated in this Item 6 by reference.  The summary of the Lock-Up Agreement in this Schedule 13D is qualified in its entirety by reference to the Lock-Up Agreement, a copy of which is attached hereto as Exhibit E.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Company.

Item 7.    Material to be filed as Exhibits

Exhibit A – Joint Filing Agreement, dated November 12, 2010, among the Reporting Persons, relating to the filing of a joint statement on Schedule 13D.

Exhibit B – Subscription Agreement, dated October 20, 2010, between the Company and WP X Investments IV Ltd. (incorporated herein by reference to Exhibit 10.8 of the Company's Registration Statement on Form F-1/A (File No. 333-169971) filed on October 20, 2010).

Exhibit C – Shares Purchase Agreement, dated October 20, 2010, between Goodor Corporation and WP X Investments IV Ltd.

Exhibit D – Investor and Registration Rights Agreement, dated October 20, 2010, between the Company and WP X Investments IV Ltd. (incorporated herein by reference to Exhibit 10.9 of the Company's Registration Statement on Form F-1/A (File No. 333-169971) filed on October 20, 2010).

Exhibit E – Amended Lock-Up Agreement, dated November 1, 2010, by WP X Investments IV Ltd. to Goldman Sachs (Asia) L.L.C. as representative of the underwriters of the initial public offering.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 12, 2010	WP X INVESTMENTS IV LTD.

	By:	/s/ Timothy J. Curt
Name: Timothy J. Curt
Title: Director

Dated: November 12, 2010	WARBURG PINCUS PRIVATE EQUITY X, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners, LLC, its sole member
By: Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: November 12, 2010	WARBURG PINCUS X PARTNERS, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners, LLC, its sole member
By: Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: November 12, 2010	WARBURG PINCUS X, L.P.

By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners, LLC, its sole member
By: Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: November 12, 2010	WARBURG PINCUS X LLC

By: Warburg Pincus Partners, LLC, its sole member
By: Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: November 12, 2010	WARBURG PINCUS PARTNERS, LLC

By: Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: November 12, 2010	WARBURG PINCUS & CO.

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: November 12, 2010	WARBURG PINCUS LLC

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

Dated: November 12, 2010	CHARLES R. KAYE

	By:	/s/ Scott A. Arenare
Scott A. Arenare, Attorney-in-fact*

Dated: November 12, 2010	JOSEPH P. LANDY

	By:	/s/ Scott A. Arenare
Scott A. Arenare, Attorney-in-fact**

__________________

*	Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

**	Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

SCHEDULE I

Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. ("WP") and members of Warburg Pincus LLC (including its subsidiaries, "WP LLC").  Except as otherwise indicated, the business address of each of such persons is 450 Lexington Avenue, New York, New York  10017, and each of such persons is a citizen of the United States.

GENERAL PARTNERS OF WP

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP, AND POSITIONS WITH THE REPORTING ENTITIES
Scott A. Arenare	Partner of WP; Member and Managing Director of WP LLC
David Barr	Partner of WP; Member and Managing Director of WP LLC
Alain J.P. Belda	Partner of WP; Member and Managing Director of WP LLC
Alexander Berzofsky	Partner of WP; Member and Managing Director of WP LLC
Sean D. Carney	Partner of WP; Member and Managing Director of WP LLC
Mark Colodny	Partner of WP; Member and Managing Director of WP LLC
David A. Coulter	Partner of WP; Member and Managing Director of WP LLC
Timothy J. Curt	Partner of WP; Member and Managing Director of WP LLC
Cary J. Davis	Partner of WP; Member and Managing Director of WP LLC
Dai Feng	Partner of WP; Member and Managing Director of WP LLC
Steven Glenn	Partner of WP; Member and Managing Director of WP LLC
Jeffrey G. Goldfaden	Partner of WP; Member and Managing Director of WP LLC
Cecilia Gonzalo	Partner of WP; Member and Managing Director of WP LLC
Michael Graff	Partner of WP; Member and Managing Director of WP LLC
Patrick T. Hackett	Partner of WP; Member and Managing Director of WP LLC
E. Davisson Hardman	Partner of WP; Managing Director of WP LLC
Jeffrey A. Harris	Partner of WP; Member and Managing Director of WP LLC
In Seon Hwang	Partner of WP; Member and Managing Director of WP LLC
William H. Janeway	Partner of WP; Member and Senior Advisor of WP LLC
Chansoo Joung	Partner of WP; Member and Managing Director of WP LLC
Kenneth Juster	Partner of WP; Member and Managing Director of WP LLC
Peter R. Kagan	Partner of WP; Member and Managing Director of WP LLC
Charles R. Kaye	Managing General Partner of WP; Managing Member and Co-President of WP LLC
Henry Kressel	Partner of WP; Member and Managing Director of WP LLC
David Krieger	Partner of WP; Member and Managing Director of WP LLC
Joseph P. Landy	Managing General Partner of WP; Managing Member and Co-President of WP LLC
Kewsong Lee	Partner of WP; Member and Managing Director of WP LLC
Jonathan S. Leff	Partner of WP; Member and Managing Director of WP LLC
Michael Martin	Partner of WP; Member and Managing Director of WP LLC
James Neary	Partner of WP; Member and Managing Director of WP LLC
Dalip Pathak	Partner of WP; Member and Managing Director of WP LLC
Michael F. Profenius	Partner of WP; Managing Director of WP LLC
Justin Sadrian	Partner of WP; Member and Managing Director of WP LLC
Henry B. Schacht	Partner of WP; Member and Senior Advisor of WP LLC
Steven G. Schneider	Partner of WP; Member and Managing Director of WP LLC
Patrick Severson	Partner of WP; Member and Managing Director of WP LLC
John Shearburn	Partner of WP; Member and Managing Director of WP LLC
Christopher H. Turner	Partner of WP; Member and Managing Director of WP LLC
John L. Vogelstein	Partner of WP; Member and Senior Advisor of WP LLC
Elizabeth H. Weatherman	Partner of WP; Member and Managing Director of WP LLC
Daniel Zilberman	Partner of WP; Member and Managing Director of WP LLC
Rosanne Zimmerman	Partner of WP; Member and Managing Director of WP LLC
WP & Co. Partners, L.P.*
Warburg Pincus Principal

Partnership, L.P.**
Warburg Pincus Real Estate Principal Partnership, L.P.**
Warburg Pincus 2006 Limited Partnership**
Warburg Pincus 2007 Limited Partnership**

_____________________
*           New York limited partnership; primary activity is ownership interest in WP
**         Delaware limited partnership; primary activity is ownership interest in WP

MEMBERS OF WP LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP LLC, AND POSITIONS WITH THE REPORTING ENTITIES
Scott A. Arenare	Member and Managing Director of WP LLC; Partner of WP
David Barr	Member and Managing Director of WP LLC; Partner of WP
Alain J.P. Belda	Member and Managing Director of WP LLC; Partner of WP
Alexander Berzofsky	Member and Managing Director of WP LLC; Partner of WP
Sean D. Carney	Member and Managing Director of WP LLC; Partner of WP
Julian Cheng (1)	Member and Managing Director of WP LLC
Miao Chi (2)	Member and Managing Director of WP LLC
Stephen John Coates (3)	Member and Managing Director of WP LLC
Mark Colodny	Member and Managing Director of WP LLC; Partner of WP
David A. Coulter	Member and Managing Director of WP LLC; Partner of WP
Timothy J. Curt	Member and Managing Director of WP LLC; Partner of WP
Cary J. Davis	Member and Managing Director of WP LLC; Partner of WP
Martin D. Dunnett (3)	Member and Managing Director of WP LLC
Dai Feng	Member and Managing Director of WP LLC; Partner of WP
Robert Feuer (4)	Member and Managing Director of WP LLC
Rajiv Ghatalia (1)	Member and Managing Director of WP LLC
Steven Glenn	Member and Managing Director of WP LLC; Partner of WP
Jeffrey G. Goldfaden	Member and Managing Director of WP LLC; Partner of WP
Cecilia Gonzalo	Member and Managing Director of WP LLC; Partner of WP
Michael Graff	Member and Managing Director of WP LLC; Partner of WP
Patrick T. Hackett	Member and Managing Director of WP LLC; Partner of WP
Jeffrey A. Harris	Member and Managing Director of WP LLC; Partner of WP
In Seon Hwang	Member and Managing Director of WP LLC; Partner of WP
William H. Janeway	Member and Senior Advisor of WP LLC; Partner of WP
Chansoo Joung	Member and Managing Director of WP LLC; Partner of WP
Kenneth Juster	Member and Managing Director of WP LLC; Partner of WP
Peter R. Kagan	Member and Managing Director of WP LLC; Partner of WP
Charles R. Kaye	Managing Member and Co-President of WP LLC; Managing General Partner of WP
Henry Kressel	Member and Managing Director of WP LLC; Partner of WP
David Krieger	Member and Managing Director of WP LLC; Partner of WP
Joseph P. Landy	Managing Member and Co-President of WP LLC; Managing General Partner of WP
Kewsong Lee	Member and Managing Director of WP LLC; Partner of WP
Jonathan S. Leff	Member and Managing Director of WP LLC; Partner of WP
David Li (1)	Member and Managing Director of WP LLC
Vishal Mahadevia	Member and Managing Director of WP LLC
Niten Malhan (5)	Member and Managing Director of WP LLC
Michael Martin	Member and Managing Director of WP LLC; Partner of WP
Luca Molinari (6)	Member and Managing Director of WP LLC
James Neary	Member and Managing Director of WP LLC; Partner of WP
Dalip Pathak	Member and Managing Director of WP LLC; Partner of WP
Leo Puri (5)	Member and Managing Director of WP LLC
Justin Sadrian	Member and Managing Director of WP LLC; Partner of WP
Adarsh Sarma (5)	Member and Managing Director of WP LLC
Henry B. Schacht	Member and Senior Advisor of WP LLC; Partner of WP
Steven G. Schneider	Member and Managing Director of WP LLC; Partner of WP
Joseph C. Schull (2)	Member and Managing Director of WP LLC
Patrick Severson	Member and Managing Director of WP LLC; Partner of WP
John Shearburn	Member and Managing Director of WP LLC; Partner of WP
Chang Q. Sun (1)	Member and Managing Director of WP LLC
Christopher H. Turner	Member and Managing Director of WP LLC; Partner of WP
John L. Vogelstein	Member and Senior Advisor of WP LLC; Partner of WP
Elizabeth H. Weatherman	Member and Managing Director of WP LLC; Partner of WP
Frank Wei (1)	Member and Managing Director of WP LLC

Peter Wilson (3)	Member and Managing Director of WP LLC
Jeremy S. Young (3)	Member and Managing Director of WP LLC
Daniel Zilberman	Member and Managing Director of WP LLC; Partner of WP
Rosanne Zimmerman	Member and Managing Director of WP LLC; Partner of WP

(1)	Citizen of Hong Kong
(2)	Citizen of Canada
(3)	Citizen of United Kingdom
(4)	Citizen of Hungary
(5)	Citizen of India
(6)	Citizen of Italy

As of November 1, 2010